March 9, 2009

Via EDGAR

Justin Dobbie, Esquire
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Belvedere SoCal Registration Statement on Form S-1 (File No. 333-153468)

Dear Mr. Dobbie;

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Belvedere SoCal, a California corporation (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-153468) which was filed with the SEC on September 12, 2008 (the “Registration Statement”). No amendments to the Registration Statement were ever filed and no securities were sold in connection with the offering contemplated by the Registration Statement.  The Company may undertake a subsequent private offering in the future in reliance on Securities Act Rule 155(c).

The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  If you have any questions or comments about the foregoing, please call John F. Stuart of Reitner Stuart & Moore, the Company’s counsel at (805) 545-8590.

Very truly yours,

/s/ James Westfall
JAMES WESTFALL
Chief Financial Officer

cc:  John F. Stuart, Esq.